

# 3D-Printing Homes with Recycled Plastic

azureprintedhomes.com    Los Angeles, CA    X  in  ▶  f  ⊙

Technology    PBC & B Corp    Notable Angel    B2C    Sustainability

# Highlights

### Notable Angel
Raised $25k or more from a
notable angel investor

### $5M+ Revenue
Earned over the last 12 months

### Repeat Founder

1. $5M+ revenue in 2024. $35M of orders in the pipeline with pre-paid deposits.

2. Modular homes print in 24 hours, are ready for use in 20 days, and sell for ~$40,000.

3. We now have three robots in our LA manufacturing facility, each printing a home per day.

4. Raising capital to expand to our second manufacturing facility in Denver, doubling our capacity.

5. Backed by Tier 1 investors HyperLight Ventures, Shadra Family Foundation, Gurukul Venture Partners.

6. Winner of the Real Estate Tech Awards and SXSW Innovation Awards.

7. Fully recyclable and sustainable, tackling housing and environmental challenges head-on.

8. Co-founder built previous startup to $120M revenue, 1800 employees, sold to PE-backed competitor.

# Featured Investors

 **Evan Maindonald**  Follow

Evan Maindonald is the General Partner of Hyperlight Ventures, a Venture Capital firm that invests in ventures who harness the power of markets to make the world a better place.

[Hyperlight.Ventures](#)

"Once we saw what Azure were able to do, we knew it would be a game changer for the home building business. Their ability to print and fit out a complete watertight structure in less a week is nothing short of revolutionary. The niche they have carved out for themselves in a fast growing sector puts them in pole position to take advantage of the forthcoming digital disruption of the property industry and re-engineering of it's value chain."

 **Mark Hayes**
Invested $150,000

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**With over 20 years of real estate investing experience consisting of acquisitions, property management, urban development, and financing, Mark Hayes is the founder and president of Bridge South Investments, LLC, a Nashville-based private lender and angel**
[markhayesinvestor.com](http://markhayesinvestor.com)

"From the onset I knew Azure was going to be successful. The founders cutting edge technology, ingenuity, and success in past businesses make them disrupters in the home building business. Investing in Azure is a no-brainer."

 **Maria Tregub**
Invested $27,000

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**Syndicate Lead**
**I provide services for high-end kitchen appliances.**

"I believe that Azure has a great product and has a great future. Azure offers small, comfortable homes that can be customized for different climate zones and needs. Their houses are built to be equipped with electricity, plumbing, heating, and air conditioning, like any other modern house. Azure uses sustainable, waste-free technology; their production is much faster compared to traditionally built homes. Their small homes are used for a wide range of needs, including affordable housing, resorts, and accessory dwelling units (ADUs) - the possibilities are endless."

# Our Team



## Ross Maguire CEO & Co-Founder

MS Civil Engineering, 13 years experience in construction, design and project management // Founded and led his own residential & commercial construction company in the London, UK for 8 years

> The co-founders are general contractors, and they were frustrated by the inability to build faster, less expensive, and generating a lot of waste



## Gene Eidelman Co-Founder

Built a company in charter school business with $120MM revenue, 1800 employees, 50 locations on three continents-sold it to PE-backed competitor



## Anthea Tatum CFO

Anthea has been with Azure since 2020, seeing company revenue double and doing all of the accounting and payroll by herself using automated processes. She has more than ten years of experience in construction accounting



## Eric Corbett CCO

30 years of entrepreneurial work in Architecture & Design. Known for his ability to envision & strategize ground-breaking design concepts, he has led teams to complete internationally award-winning projects with clients that demand fresh perspective.



## Yuri Eidelman Co-Founder

BS Computer Science, 35 years as a Licensed CA General Contractor// Experience with 3 successful start-ups in different industries



## Ravi Gupta Director of Engineering

BS Mechanical Engineering, 10+yrs in production, new technologies & machinery // extensive experience in large format additive manufacturing



## Bryan Barrera <span style="color:gray">VP of Marketing</span>

MBA, 10 years of marketing and sales management experience selling plastic products to Fortune 500 companies



## Jessica Paullus <span style="color:gray">Director of Sales</span>

Construction industry sales professional who holds an ADU Specialist designation from Earth Advantage. With over 13 years of experience working with design-build firms, she brings a strong background in building relationships with clients to the team.



## Eli Rogers <span style="color:gray">Director of Technology</span>

MS Mechanical Engineering, 9+ years in manufacturing & 3D printing with Northrop Grumman, Divergent 3D, Contour Crafting, Plenty



## Erik Padron <span style="color:gray">Project Manager</span>

9+ years experience in Construction Management. Completed 30+ successful projects with Azure



## Caroline Vilardo

# Why Azure?







At Azure Printed Homes, our mission is to revolutionize the construction industry by creating sustainable, affordable, and high-quality homes using innovative 3D printing technology. We are committed to addressing the global housing crisis by providing an eco-friendly solution that leverages recycled materials to build homes quickly, efficiently, and at a fraction of the cost of traditional construction methods.

## Why We're Raising

We are at a pivotal moment in our journey. To scale our operations and meet the growing demand for sustainable housing, we are seeking to raise capital through Wefunder. Your investment will enable us to:

1. **Expand Production Capacity**: Increase our 3D printing capabilities to build more homes faster, ensuring we can meet the needs of communities in dire need of affordable housing.

2. **Enhance Technology**: Invest in research and development to further innovate our 3D printing technology, making it even more efficient and sustainable.

3. **Scale Operations:** Grow our team and infrastructure to support large-scale projects and expand our reach to new markets.

4. **Sustainable Impact:** Amplify our environmental impact by using more recycled materials and reducing construction waste, contributing to a greener planet.

By investing in Azure Printed Homes, you are not just supporting a company—you are joining a movement to create a sustainable future and solve one of the most pressing issues of our time: the lack of affordable, quality housing. Together, we can make a significant difference in the lives of countless families and the health of our planet.

Azure Printed Homes is disrupting the construction industry by changing the way homes are built. We have a vision where construction projects are built quickly and more affordably while repurposing existing building materials and cutting emissions instead of utilizing new resources.

Now that we have opened our first $30M capacity facility, our next growth stage is to open similar factories in other states growing Azure to become one of the major prefab home manufacturers.

Azure Printed Homes has now raised over $6,400,000 from co-founders, angel investors, and by crowdfunding.

Now we want to crowdsource additional investment, not just crowdfund it. Therefore, despite being told that we could raise at a much higher valuation, we chose to price this round conservatively. We chose this for two reasons. First, we want our public supporters to get a great deal so that you feel valued and are appropriately rewarded for believing in us.

The second is that our executive team has been around the block, and we've seen what happens when entrepreneurs over-value their companies—creating many problems down the line for future financings or exits. So we aim to set the stage for the best possible outcomes by

pricing conservatively—for everyone involved.

We're staunch believers that companies should only raise money when they're firmly committed to delivering a return for their investors. For each previous fundraises we have achieved all the objectives we have laid out, raising for our printer, then raising for our larger facility and more printers. Of course, we can't predict the future, but our management team now works for YOU—and we will work tirelessly to get you the best return on your investment. We're raising on Wefunder because we want all our fans and early adopters also to have an opportunity to be investors and co-owners.

# THE PROBLEM WITH CONVENTIONAL CONSTRUCTION & CONCRETE PRINTING

## Conventional construction

Is slow, expensive and unsustainable



## Current 3D printing

approaches
With cement are susceptible to
weather delays and unsustainable



## Housing Shortage

There is a global shortage of housing. The United States alone needs an estimated 5.24 million housing units, and that number has been growing.

## Archaic Building Methods

The construction industry relies upon outdated methods and materials, delivered by a labor force in increasingly short supply. Traditional solutions have been unsustainable.

## Environmental impacts

The construction sector is the largest global consumer of raw materials and is responsible for about 11% of the world's total carbon emissions. Building homes has far too much of a negative environmental impact.

# THE SOLUTION

Azure Printed Homes is the first-to-market company to utilize 3D printing technology and recycled materials to build units:

70%        30%        ESG ✓

| Faster than traditional building methods | More Affordable than conventional builders | Meeting corporate ESG goals utilizing waste material |

To our best knowledge, we are the first-to-market, although there could be other companies we are unaware of.

Azure is fundamentally changing the construction industry by leveraging 3D printing technology using recycled polymers to prefabricate modern backyard studios, ADUs and homes faster and more affordable than ever before.

Azure homes are printed in 70% less time, and aim to be 30% less expensive than traditional building methods—automating and accelerating production to meet urgent housing demands.

Fabrication takes place in the Azure factory, improving precision & quality. This controlled environment allows Azure to deliver projects faster than have been currently possible.

The 3D manufacturing process and the additive material that are used will meet California and International Residential Codes.

# LET'S INTRODUCE YOU TO OUR PRODUCTS

# Studio series

D_120

N_100

A_120

**Area**
120 SQ.FT

**Dimensions**
9' X 13'

**Type**
0 Bedroom
0 Kitchen
0 Bathroom

**Starting at**
$24.900

**Area**
100 SQ.FT

**Dimensions**
9' X 11'

**Type**
0 Bedroom
0 Kitchen
0 Bathroom

**Starting at**
$19.900

**Area**
120 SQ.FT

**Dimensions**
9' X 13'

**Type**
0 Bedroom
0 Kitchen
0 Bathroom

**Starting at**
$24.900

# Chassis Based

X_180

X_270

X_360



**Area**
180 SQ.FT

**Dimensions**
9' X 20'

**Type**
1 Bedroom
1 Kitchen
1 Bathroom

**Starting at**
$46.900

**Area**
270 SQ.FT

**Dimensions**
9' X 30'

**Type**
1 Bedroom
1 Kitchen
1 Bathroom

**Starting at**
$74.900

**Area**
360 SQ.FT

**Dimensions**
9' X 40'

**Type**
2 Bedroom
1 Kitchen
1 Bathroom

**Starting at**
$96.900

# HOW WE CREATE OUR PRODUCTS

## Material Formulation

**65%**
Recycled
Plastic Bottles

**25%**
Glass Fiber

**10%**
Other additives which
enhance material
strength & durability



## Key Facts

Each one of our printed modules uses
100,000 plastic bottles.

Our material has undergone accelerated,
longterm weathering testing.

Plastic water bottles are non-toxic and VOC
free, we actively test air quality inside units
- Reading are consistently at safe levels

Consistent recycled waste
streams are sourced with our
material development partner.

The primary component of our print material is recycled polymer predominantly used for food and drink containers. The print material produces multiple desirable properties such as insulation, printability, compressive & tensile strength, stiffness & impact resistance creating a durable and reliable structure.

# HOMES BUILT
# LAYER BY LAYER



## Step 1 - Configuration



Clients can customize the design of their Azure unit on their laptop or personal device. Being able to configure and order an Azure unit with one click from wherever they are.

# Step 2 - Print





The unique structural & print design creates a complete structure that is monolithically printed – further enhancing the ultimate strength of the composition. Additionally, the geometric designs of the floor, walls, and roof have been optimized & tailored to simplify all subsequent finishings.

## Step 3 - The prefabrication

**Our printed structures are completed with installations of:**

- Doors and glass windows

- Internal MEP (mechanical, electrical, and plumbing)

- Interior flooring, wall and ceiling finishings

- Bathrooms & Kitchen for ADUs and Homes

# Step 4 & 5 - The delivery and installation



# TRACTION
# TO DATE

Emerging from a legacy of traditional construction and engineering, during which time we completed over 100 houses, ADUs, and backyard studios—increasing revenue to over $5.1 MM/year

During this period, we carried out two years of R&D before filing our first patent for our innovative approach to modular home production.

In a testament to investor confidence in our vision, we successfully closed our Seed Raise in Q3 of 2023, securing over $3,600,000 in funding. Bolstered by this financial backing, we embarked on a transformative phase, relocating to our state-of-the-art 3D printer facility, which tripled our production capacity and positioned us for accelerated growth and market leadership.

# CUSTOMERS - HOMEOWNERS AND HOME BUILDERS

### Clemens K.
"The construction industry is in need of massive disruption."

### Rudy D.
"Great what you are doing. Would love to be a part of the innovation."

### - John Handy,

Azure is a B2C & B2B2C business. We sell Backyard Studios and ADUs directly to homeowners and investors, while we sell homes to home builders & developers.

# BUSINESS MODEL - STRONG UNIT ECONOMICS.

|  | Competitor prefab panel installation | Azure 3D- printed installation |
| --- | --- | --- |
| Cost for 120 sq ft* | $33,630 | $24,900 |

| Duration | 4 to 6 weeks | 1 to 2 weeks |

*(Not including approx. $8K for shipping, HVAC and foundation)

For our factory, we estimate that our gross margins will be at least 35%. We will collect a small pre-order deposit, 50% of the purchase price upon receiving the order, and the balance before the units are shipped.

Property owners generally pay in cash or arrange their own funding; however, Azure also offers a finance program through a financial partner.

# Market Size & Segments

## Backyard Studios

Sheds & Backyard Structures are a $6B industry. The ongoing pandemic and remote-work policies have accelerated the Working from Home (WFH) trend, increasing demand for backyard offices.

## ADUs

Low-cost, implementable approach to infill development. Suited to high-cost cities with little vacant land and an abundance of low-density development. $1.8B business in California alone.

## Glamping Resorts and Park Model Units

The Tiny Home movement continues to grow and we offer units to suit those needs. US Market was at $18B in 2022 and forecast to reach $31B

## Government and Disaster Relief Contracts

The Azure manufacturing process allows for the fast deployment of new satellite manufacturing plants, capable of generating 100-200sf/day/printer. Set up takes approximately 3-4weeks for a 3 printer facility.

## Housing

Home builders in California alone need to build 2.5M homes by 2030. There will be a substantial increase in demand for fast-to-build small homes.

## How is Azure different from other companies?



| | Backyard Studios | ADUs | Homes | Factory Prefab | Print tech | Recycled Material | Full Printed Structure |
|---|---|---|---|---|---|---|---|
| cover | ✓ | | | | | | |
| CONNECT HOMES | ✓ | ✓ | | | | | |
| TUFF SHED | | ✓ | | ✓ | | | |
| UNITED DWELLING | | ✓ | ✓ | ✓ | ✓ | | |



None of our competitors have capitalized on the true benefit of 3D Printing: its efficiency and mass production.

**The Competitors are:**

- 3D printing panels and assembling conventionally.

- Erecting a printer on-site and printing exterior concrete walls vertically over a traditional slab.

- Our design & process prints the floor, walls & roof in one layer. This means that the complete self-supporting shell for a studio unit is ready for the next stage of assembly in 24 hrs from start to finish.

# A better way to build

Makers of future-focused modular living spaces providing beautiful products that enrich our lives and invest in our planets future

Financial Projections such as those related to projected revenue and profitability levels are only predictions.



# COME AND JOIN US ON THE NEXT STAGE OF OUR JOURNEY

## Frequently Asked Questions

**1. What is Azure Printed Homes?** Azure Printed Homes is a pioneering company in the construction industry that uses advanced 3D printing technology to build sustainable, affordable, and high-quality homes. We utilize recycled materials to create eco-friendly housing solutions, addressing the global housing crisis.

**2. How does 3D printing homes work?** Our 3D printing technology uses large-scale printers to construct homes layer by layer. The process involves using recycled polymers and other sustainable materials to create robust and durable structures quickly and efficiently, significantly reducing construction time and costs.

**3. Why should I invest in Azure Printed Homes?** Investing in Azure

Printed Homes means supporting a revolutionary approach to construction that prioritizes sustainability and affordability. Your investment will help us scale our operations, enhance our technology, and expand our impact, ultimately contributing to solving the global housing shortage and promoting environmental stewardship.

**4. What will my investment be used for?** Your investment will be utilized to:

- Expand our 3D printing production capacity.

- Enhance our research and development efforts.

- Scale our operational infrastructure.

- Increase our use of recycled materials and reduce waste.

**5. What are the benefits of 3D printed homes?** 3D printed homes offer several benefits, including:

- **Cost Efficiency**: Significantly lower construction costs compared to traditional methods.

- **Speed**: Faster build times, reducing the overall time to create a home.

- **Sustainability**: Use of recycled materials and reduced construction waste.

- **Quality**: High-quality, durable structures designed to last.

**6. How does Azure Printed Homes ensure the quality and safety of its 3D printed homes?** Our homes undergo rigorous testing and quality assurance processes to ensure they meet all relevant building codes and standards. We collaborate with industry experts and continuously improve our technology to maintain the highest quality and safety standards.

**7. Can I see examples of your 3D printed homes?** Yes, we have

successfully completed multiple projects that showcase the potential of our 3D printing technology. Visit our website or contact us for more information and to view examples of our work.

**8. What are your long-term goals for Azure Printed Homes?** Our long-term goals include becoming a leader in sustainable construction, expanding our reach to new markets, and continuously innovating our technology to make eco-friendly housing solutions accessible to more people worldwide.

**9. Are you really American made?** Yes, Azure Printed Homes is proudly American made. Our headquarters and production facilities are based in the United States, and we are committed to supporting local communities by creating jobs and utilizing domestic resources.

**10. How do I stay updated on Azure Printed Homes' progress?** As an investor, you will receive regular updates on our progress, milestones, and developments. You can also follow us on social media and subscribe to our newsletter for the latest news and insights.